

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via Secure E-mail
Mr. David Lissy
Chief Executive Officer
Bright Horizons Family Solutions Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472

> **Re:** **Bright Horizons Family Solutions Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted October 8, 2012**
> **CIK No. 0001060559**

Dear Mr. Lissy:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Related Party Transactions, page 96
Stockholders Agreement, page 96

2. We reissue comment 21 of our letter dated September 26, 2012. Please describe the material terms of the stockholders agreement. Also identify the directors elected to the board pursuant to this agreement. See Item 404(a) of Regulation S-K.

Undertakings, page II-6

3. We reissue comment 32 of our letter dated September 26, 2012. Please provide the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Since you may in the future rely on Rule 430C in addition to Rule 430A, Item 512(a)(5)(ii) is required, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Note that these undertakings are applicable to offerings made outside the scope of Rule 415. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director